UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Results of Acquisition of Treasury Shares

On April 14, 2025, KB Financial Group Inc. (“KB Financial Group”) announced that the share buyback program it commenced on February 6, 2025, which was previously announced on a Form 6-K dated February 5, 2025, has been completed. The details of the results of such share buyback program are as follows:

Acquisition period(1)	From	February 6, 2025
	To	April 10, 2025

Type and number of shares acquired	Common shares	6,401,349 shares
	Other shares	—

Average acquisition price per share		KRW 81,233

Total acquisition amount		KRW 519,999,973,900

Total number of treasury shares held by KB Financial Group following the acquisition(2)		26,329,053 common shares (6.7% of the total number of shares issued)

Note (1):

“Acquisition Period” is based on the date of each trade execution of share acquisition, whereas the acquisition completion (settlement) date of each share acquisition is the second business day following the date of the trade execution date, referred to as “T+2”. Accordingly, the final completion date of the share buyback program is April 14, 2025.

(2):

“The total number of treasury shares held by KB Financial Group following the acquisition” consists of (i) 18,838,607 shares previously held by KB Financial Group, (ii) 6,401,349 shares newly acquired hereby pursuant to this share buyback program and (iii) 1,089,097 shares held under a trust agreement as disclosed in the Form 6-K dated October 24, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: April 14, 2025	By:	/s/ Sang Rok Na
(Signature)
Name: Sang Rok Na
Title: Managing Director and Chief Financial Officer